Exhibit 99.1
TSX: JE
NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reaches Agreement on the Sale of National Home Services to Reliance Comfort Limited Partnership for $505 Million

Upon Closing, Just Energy will restructure its Balance Sheet through approximately $400 million in Debt Repayment

Based on Reduced EBITDA and Base Funds from Operations, Just Energy will move to Quarterly Dividends of $0.125 ($0.50 per year) with the first Dividend at the new rate paid in September. The June Dividend of $0.07 will be paid on Schedule.

TORONTO, ONTARIO - - June 5, 2014 - -

Just Energy Group, Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a competitive retailer of natural gas and electricity, today announced an agreement to sell the shares of National Energy Corporation (which operates under the name National Home Services) (“NHS”), its water heater and HVAC home services business to Reliance Comfort Limited Partnership (“Reliance”). Reliance is a Canadian supplier of heating, cooling and water heater rental services.  Headquartered in Toronto with operating branches located across the country, Reliance employs more than 1,100 team members and serves more than 1.6 million residential and commercial customers.

The agreement calls for a selling price of $505 million subject to certain potential adjustments at Closing including working capital balances.  Additionally, as conditions of Closing, Just Energy must repay all outstanding NHS borrowings (which totaled $273 million at fiscal year end) and payout the remainder interest in a royalty agreement. The sale is contingent upon approval from the Canadian Competition Bureau and consents of Just Energy lenders.

After the repayment of NHS debt, the buy out of the royalty interest, taxes and transaction costs, the Company expects to utilize the net proceeds from the sale to reduce its debt. The total debt reduction following Closing is expected to be approximately $400 million.

Co-CEOs Deb Merril and James Lewis stated: “As we noted in our third quarter report and within the announcement of our annual results, the priority for management is the reduction of Company debt levels. We examined all of our non-core assets and concluded that the sale of NHS at this price would allow us to pay down approximately $400 million of our outstanding debt, substantially reducing our leverage. We are intent on further reducing our debt in future periods through continued growth of our core energy business.”

“NHS was a regional business. Our core electricity and natural gas businesses continue to offer growth across North America and our recently opened UK business shows that market has substantial potential. Accordingly, the potential limits on future NHS growth caused us to believe it was a non-core asset. We are committed to growing our business through innovative energy products that provide our customers with real value. We strongly believe that Reliance is best suited to provide our customers with the level of service to which they’ve become accustomed.”

According to Reliance President & CEO, Sean O’Brien, “I’m excited about this endeavor. This transaction enhances Reliance's product offering in the HVAC services market in Ontario and also brings additional value to NHS’s customer base by leveraging our infrastructure and capital resources. We plan to increase competition by growing into new markets and geographies by offering better services and rental options. I’m looking forward to working closely with the NHS team to ensure the transition is seamless for all involved.”

Financial Impact

Following Closing, Just Energy will have a significantly improved balance sheet however its Base EBITDA will be reduced by the NHS contribution.

For the year ended March 31, 2014, NHS represented 20% of the $210.3 million Base EBITDA generated by Just Energy. In the context of the Company’s fiscal 2015 guidance range of $220 million to $230 million in Base EBITDA provided with the annual results, approximately 25% was expected from NHS. On a pro forma basis reflecting removal of NHS, this would result in revised fiscal 2015 Base EBITDA guidance to a range of $163 million to $173 million. Accordingly, the sale would result in a payout ratio for the year of greater than 100%.

In light of this, the Company has announced that it will reduce its dividend from CA$0.84 per year ($0.07 per month) to CA$0.50 per year ($0.125 per quarter). Based on fiscal 2015 guidance and reduced interest expense, this would reflect a pro forma payout ratio of approximately 75% based on the low end of Company guidance and the transaction having been in place for the entire year. This moves the dividend significantly toward the Company’s target range of 60% to 65%. This dividend level is also covered after all expected annual cash outflow including growth capital expenditures and contract initiation costs.

Going forward Just Energy will pay its dividend on a quarterly basis.  The $0.07 dividend scheduled for June will be paid as scheduled. The quarterly dividends will then begin with the first $0.125 paid in September.

Rebecca MacDonald, Executive Chair said, “This transaction will allow us to substantially reduce our debt and strengthen our balance sheet. Our lower dividend reflects a sound payout ratio on our revised cash flow guidance. These steps are consistent with the conservative strategy being pursued by management. The retailing of deregulated energy continues to show high growth across North America.  Just Energy is a leader in the industry and has grown its business every year since our formation. With our strengthened financial base, our continued growth will drive further debt reductions in coming years.”

“I want to thank all the employees of NHS. They have built a valuable business which has a very bright future going forward. Reliance is gaining a very strong team.”

RBC Capital Markets and CIBC World Markets acted as financial advisors to Just Energy with respect to the transaction.

Legal advisors to Just Energy were Fasken Martineau DuMoulin LLP with respect to the transaction and Davies Ward Phillips & Vineberg LLP with respect to competition matters. Torys LLP provided legal advice to Reliance.

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves more than 2 million residential, commercial and home services customers (4.7 million RCEs) through a wide range of energy programs and home comfort services. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to the closing of the sale of NHS and the anticipated benefits thereof, as well as customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the sale of NHS or the working capital requirements, as well as levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, CPA, CA
Chief Financial Officer
Phone: (905) 795-4206
bsummers@justenergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
Phone: (617) 897-1532
Michael.Cummings@FTIConsulting.com

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